MATERIALS RELATED TO THE PODCAST TRAILER



Streamline 66 Podcast
Elliott Investment Management LP

INVESTING

The latest in Elliott Investment Management's efforts to help streamline Phillips 66 and enhance shareholder value, featuring conversations with industry experts and Elliott's exceptional director candidates.

 ▶ Latest Episode

 + Follow ...

Episodes

1H AGO
Brian Coffman, former CEO of Motiva
The latest in Elliott Investment Management's efforts to help streamline Phillips 66 and enhance shareholder value, featuring conversations with industry experts and Elliott's exceptional director candidates.

16 min

TRAILER
Welcome to the Streamline 66 Podcast
The latest in Elliott Investment Management's efforts to help streamline Phillips 66 and enhance shareholder value, featuring conversations with industry experts and Elliott's exceptional director candidates.

1 min

Trailer



2H AGO
Welcome to the Streamline 66 Podcast
The latest in Elliott Investment Management's efforts to help streamline Phillips 66 and enhance shareholder value, featuring...

1 min

Ratings & Reviews

Click to Rate:

☆ ☆ ☆ ☆ ☆

✎ Write a Review

About

The latest in Elliott Investment Management's efforts to help streamline Phillips 66 and enhance shareholder value, featuring conversations with industry experts and Elliott's exceptional director candidates.

Information

Creator	Years Active	Episodes	Rating
Elliott Investment Management LP	2025	2	Clean

Copyright	Show Website		
© 2025 Elliott Investment Management LP	 Streamline 66 Podcast		



Podcast

Streamline 66 Podcast

Elliott Investment Management LP

Follow •••

About

The latest in Elliott Investment Management's efforts to help streamline Phillips 66 and enhance shareholder value, featuring conversations with industry experts and Elliott's exceptional director candidates.

 **Welcome to the Streamline 66 Podcast**
Trailer 57 sec •••

5 ☆ (1)

Home   Episodes



Streamline 66 Podcast

The latest in Elliott Investment Management's efforts to help streamline Phillips 66 and enhance shareholder value, featuring conversations with industry experts and Elliott's exceptional director candidates.

Listen & Subscribe

 Listen to the trailer
00:56

Recent Episodes

 **Brian Coffman, former CEO of Motiva**
The latest in Elliott Investment Management's efforts to help streamline Phillips 66 and enhance shareholder value, featuring conversations with industry experts and Elliott's exceptional director candidates.

APRIL 8TH, 2025 | 13:06 | E1

 **Welcome to the Streamline 66 Podcast**
The latest in Elliott Investment Management's efforts to help streamline Phillips 66 and enhance shareholder value, featuring conversations with industry experts and Elliott's exceptional director candidates.

APRIL 8TH, 2025 | 00:56 | TRAILER


Search
Create
ELLIOTT'S PLAN TO
STREAMLINE PHILLIPS 66
STREAMLINE 66
Streamline 66
@Streamline66 · 1 video
On February 11, 2025, Elliott Investment Management announced it had invested more th ...more
streamline66.com and 1 more link
Customize channel
Manage videos
Videos
Podcasts
Playlists
Posts
STREAMLINE 66
PODCAST
0:57
Welcome to the Streamline 66 Podcast
7 views • 25 minutes ago

STREAMLINE 66 PODCAST

Presented by
ELLIOTT

0:01 / 0:56

Welcome to the Streamline 66 Podcast

Streamline 66   Analytics   Edit video   👍 0   👎   ↪ Share   📢 Promote   ⬇ Download   ⋯

8 views Apr 8, 2025 Streamline 66 Podcast
The latest in Elliott Investment Management's efforts to help streamline Phillips 66 and enhance shareholder value, featuring conversations with industry experts and Elliott's exceptional director candidates.

Additional Information:

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

Streamline 66 Homepage:
https://streamline66.com/

Learn More About Our Nominees Here:
https://streamline66.com/nominees/

Explore the podcast

Streamline 66 Podcast
Streamline 66

STREAMLINE 66 PODCAST
🎙 2 episodes

🎙 Podcasts   >

Transcript

Follow along using the transcript.

Show transcript

Streamline 66

▶ Videos   About

Show less

Streamline 66 Podcast
Streamline 66 - 2 / 2
⇄ ⤬   ⋮

Welcome to the Streamline 66
Podcast
Streamline 66
0:57

YouTube

Search

Create

STREAMLINE 66
PODCAST
BRIAN S. COFFMAN
Former CEO of Motiva Enterprises
Former SVP of Refining at Andeavor
0:31 / 16:06

Brian Coffman, former CEO of Motiva

Private

Streamline 66 | Analytics | Edit video | 0 | Clip | Save

1 view Apr 8, 2025 Streamline 66 Podcast

The latest in Elliott Investment Management's efforts to help streamline Phillips 66 and enhance shareholder value, featuring conversations with industry experts and Elliott's exceptional director candidates.

Additional Information:

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

Streamline 66 Homepage:
https://streamline66.com/

Learn More About Our Nominees Here:
https://streamline66.com/nominees/

Explore the podcast

STREAMLINE 66 PODCAST

2 episodes

Streamline 66 Podcast
Streamline 66

Podcasts

Transcript

Follow along using the transcript.

Show transcript

Streamline 66

Videos | About

Show less





"Welcome to the Streamline 66 Podcast Transcript"
April 8, 2025

Podcast episode accessible on the following platforms:
- Apple: https://podcasts.apple.com/us/podcast/welcome-to-the-streamline-66-podcast/id1807293598?i=1000702688896
- Spotify: https://open.spotify.com/episode/2mv86d8HU3bbIm9WxoS0wa?si=705Cs1lWRmqqBWBvrKJCVA
- Simplecast: https://streamline66-podcast.simplecast.com/episodes/welcome-to-the-streamline-66-podcast
- YouTube: https://www.youtube.com/watch?v=60Xj1pK5_DU

Narrated by Bri Scholtz of Elliott Investment Management

Transcript

Hi, and welcome to the Streamline 66 Podcast. I'm Bri Scholtz from Elliott Investment Management. In recent months, we at Elliott have launched a campaign to help the oil and gas company, Phillips 66, get back to what it once was: a world-class operator with a strong culture, disciplined strategy, and a focus on performance and value. But right now, too much potential is being left on the table, and we're here to unlock the value that we see exists at Phillips 66.

In this podcast, we'll dive into the issues, the opportunity, and the path forward. If you care about Phillips 66 or what it takes to turn a good company into a great one, subscribe to this feed to learn more. See you soon.

MATERIALS RELATED TO EPISODE NO. 1 OF THE PODCAST




"Brian Coffman, former CEO of Motiva"
April 8, 2025

Podcast episode accessible on the following platforms:
- Apple: https://podcasts.apple.com/us/podcast/brian-coffman-former-ceo-of-motiva/id1807293598?i=1000702694550
- Spotify: https://open.spotify.com/episode/37EiV1uCve9DYcfgrEN5AS?si=97fe3d17e9f64c12
- Simplecast: https://streamline66-podcast.simplecast.com/episodes/brian-coffman-former-ceo-of-motiva
- YouTube: https://www.youtube.com/watch?v=U1T9nSKYzYo

Narrated by Bri Scholtz of Elliott Investment Management

Transcript

Bri (00:01) Welcome to the Streamline 66 Podcast where we bring you the latest in Elliott Investment Management's effort to unlock value at Phillips 66. Joining me today is Brian Coffman, who brings over four decades of refining expertise. He was CEO of Motiva and held leadership roles at Tesoro, Phillips 66 and ConocoPhillips. Brian, thank you for joining me today.

Brian (00:23) Thank you, it's a pleasure to be with you, Bri.

Bri (00:26) I'd like to get started on your background and upbringing. Can you take us through that?

Brian (00:30) Yeah, I was born and raised in Southern California. Spent my entire life there through high school anyway. I was raised by a dad who was a pipefitter and my mom worked for the school district as a cafeteria supervisor. What was instilled in me, and I remember very vividly is the values of hard work and independence, and to this day I still value those tremendously in my life. I met my wife, actually, when I was in high school and we married shortly after she graduated. So we've been married for 47 years. We have four children and a bunch of grandchildren. They're scattered throughout the U.S., so we enjoy visiting children and grandchildren when we get the time to do that.

Bri (01:07) Before your career in energy, you were in the military. Can you talk about how this informed your leadership style?

Brian (01:14) Yeah, I joined the military right after high school. Actually, I was still 17. Didn't know what I was going to do with my life. So when I graduated, my dad encouraged me to join the military. Best move I could have made because they quickly teach you how to focus, how to become disciplined, and how to become a team. And I needed all that tremendously after I graduated from high school. And to this day, those are lessons that I learned and I still practice at this point in my life.

Bri (01:41) What drew you to the energy industry?



Brian (01:44) Well, you know, Conoco was recruiting at the school I graduated from, Utah State University with an MBA. And I was very intrigued by the energy industry because I knew how vital the industry was. It enables all other industries from housing to transportation to medicine to technology to national security. So it has been a true pleasure to be a part of an industry that's been so vital to this country and so vital in creating the comfort, convenience, and security that we enjoy as Americans.

Bri (02:16) Can you talk about your early roles at Conoco, some of your responsibilities?

Brian (02:20) When I was hired at Conoco in 1983, I was hired into the management development program, a formal program designed to develop general managers to move throughout the company. It was a rigorous formal program. And in fact, the washout rate was about 50% of each class. After I graduated from that program successfully, I was suddenly an assistant terminal manager at a large truck terminal in Orange, Texas. And then I moved into the pipeline and terminal side of the business. So my early career involved supervision, focus on safety, reliability, and cost containment. And I actually performed reasonably well.

So they asked me to move into refining at Lake Charles, where I became an area manager at the Lake Charles refinery, which was a very unusual move, actually for a guy with a degree in finance and an MBA, but I had done quite well in operations. So suddenly I was in the refining arena with a bunch of chemical engineers and mechanical engineers, ran an area that was the tank farm and marine docks and inbound outbound pipelines, did that for three years. And then I was asked to move over into process units. So I ran crude units, reformers, hydro treaters for three years at Lake Charles.

And it was after that that I moved to Venezuela to be the general manager of the Petro Zawada Upgrader down there. Petro Zawada was a joint venture between Conoco and PDVSA at the time. Served down there for three years and then I moved into the Trainer Refinery and from there that's where my career in refining really took off. In fact, the last half of my, the last 17, 18 years of my career in Conoco were in refining, running refining.

Bri (03:59) And you ran the Phillips, Bayway, and Humber refineries. Can you take us through those roles and what were your responsibilities there?

Brian (04:07) That is correct. After I left Venezuela, I went to the Trainer Refinery, which Phillips 66 doesn't own anymore, and worked on improving safety and reliability there. And they had a cost issue as well that we worked on tremendously. From there, I was asked to go to the Bayway Refinery, a very large refinery on the East Coast in Linden, New Jersey, right there on New York Harbor. So it's a tough refinery from a competitive standpoint. I had PnL responsibility while I was there, 750 employees who worked for me. And then from that role, after several years there, I was asked to move to England and become the general manager of the Humber Refinery, which is again, PnL responsibility and another 750 employees. But the real responsibility at Bayway and at Humber was driving safety, driving reliability, because both of those are what lead to profitability and refining.





Bri (05:00) And then after Phillips 66, you moved to Tesoro and then later to Motiva. Can you talk about how that added to your refining expertise?

Brian (05:08) It was a tremendous opportunity after serving at Humber to be asked to move to Tesoro, a refiner, a marketer and midstream company in the Western U.S.. I was asked to be the Senior Vice President of Refining. Had a system of 10 refineries to run, optimize across those 10 refineries as opposed to just running one refinery. So it was a big step up, a big challenge, but one that I was excited to take on. One of the things about Tesoro, the refineries, is they were all formerly owned by other companies. So it was a hodgepodge of legacy refineries. And my remit was to focus on improving the safety, the reliability and reducing the cost, making them more cost competitive. And we made a lot of progress in that arena. One of the things that we also did was work on standardizing the processes and creating our own standards and executing well on them. And they were all based on what good looks like in the industry, and we made a lot of real good progress in that arena.

I worked closely with commercial when I was at Tesoro, so that was a real opportunity to get a big exposure to a big commercial operation in Tesoro. And it was from there that I then moved on to Motiva and became the president and CEO of Motiva. And Motiva had just become a wholly owned company, independent company owned by Saudi Aramco. And one of the things about Motiva was a matter of building a business because while it was a joint venture, the company was run with service level agreements via Shell. So Shell in many ways ran a lot of the functions at Motiva, including supply and trading. The focus there as well was to drive improvement in reliability, drive improvement in safety, and drive improvement in profitability. And we were successful.

Bri (06:57) I'd like to dive into what you think matters most in running a high performing refining business.

Brian (07:04) Yeah, It's consistent from refinery to refinery and the focus has to be on safety and reliability. Day in, day out, you can't ever take your eye off the ball on personal safety, process safety, mechanical integrity and reliability. And following that, you've got to be focused on cost. You have to be cost competitive, so you've got to have real discipline in your costs in a refinery. The biggest expense in a refinery or biggest expenses in refinery are labor and maintenance. And so your maintenance process has to be based on what good looks like and you have to execute with precision on your maintenance.

You also have to be focused on turnarounds and doing turnarounds well, planning well, executing well. Same thing with capital projects, because those are two areas where it's easy to go over budget and over schedule, which can impact your margin capture and your operation reliability of your refineries.

The other thing that's vital in refining is that commercial and refining need to fit hand in glove. There needs to be real tight connection between the commercial organization and the refining organization, because it's so important that the right barrels are procured for a refinery at the best price, and that the the refinery is producing the right products at the right time, and they're placed in the highest value outlets.




And to do all that, it takes very tight discipline between refining and commercial. The collaboration has to be very high in that regard. That's how you achieve best in class performance. And it seems to me that that's something that Phillips 66 seems to have taken their eye off the ball on.

Bri (08:34) Is there reason why Phillips's refining assets don't stack up well against its peers?

Brian (08:39) Excellent question. And the answer is I can't think of any. I know when I was there, Phillips 66 stacked up very well. The assets haven't changed. The assets haven't degraded. I've heard it said that there's a belief that maybe the assets are old and tired. And I don't buy that argument. You know, as long as the refinery is well maintained and well invested in from a sustaining capital standpoint, the refineries should continue to perform. And the Phillips 66 refineries are every bit as good as the Valero, Marathon refineries. I think that the logistics, product placement capabilities of these refineries, the high margin product capabilities of some of these refineries is outstanding. And there's no reason why these refineries, why this refining system, these assets can't match up with the competitors, Valero and Marathon.

Bri (09:26) Let's talk about the people. So the employees during your time working at these refineries and overseeing them, what was the culture like?

Brian (09:34) There was a lot of pride at Phillips 66. The employees knew that they had strong assets, strong refineries. They had a lot of support from leadership. had very high expectations while I was there and even higher accountability for those who were working in refining at the time. The culture was one of operating discipline around achieving safe, reliable operations day in and day out. We never lost focus on that. There was also a lot of focus on costs. I mean, we were one of the best in terms of our cost per barrel because there was intense focus on ensuring that we were optimizing our costs and spending the money where it needed to be, but never overspending. The same thing went for capital. We were focused on capital and turnarounds and doing them very well. And we were held accountable if we didn't. So it was a strong culture of accountability based on high expectations. So we were pretty darn reliable. pretty darn safe and all the employees there were very proud to be a part of that.

Bri (10:35) And if you had a message for our listeners that are employees of Phillips 66, what would that be?

Brian (10:40) Well, I think the message is simple, that we see a lot of potential in the Phillips 66 refining company. I mean, there's just tremendous capability there. And so the message would be, be optimistic, be positive. I think what we're looking at is restoring the operating excellence that Phillips 66 has been known for historically. Those assets, those refineries have historically run very, very well.

And so the message would be, would like to see that sort of performance be restored at Phillips 66 so that people talk about Phillips 66 as a top performer in refining versus Valero or Marathon.


Bri (11:22) If you were on the Board of Phillips and you were tasked with improving the operations of these refining assets, what plan would you put in place?

Brian (11:28) Well, I think that plan would begin with meeting with refining leadership and understanding where the gaps are. I would also want to meet with each general manager individually and discuss with them the performance of their individual refinery. And before any of these meetings, I would of course request a lot of information, a lot of data, the Solomon studies going back several years. I would immerse myself into that data and then I would request these meetings with the general managers. But I would also want to ask for meetings with the ops manager and the maintenance manager and the tech manager at each refinery because that's where a lot of information is as to what's going on within those refineries. You know, there's another thing I would do is to ask to meet with commercial to understand what's going on with product placement and with crude acquisition, a huge part of the profitability of refining.

Bri (12:20) What do you think about returning to Phillips 66 in a board role?

Brian (12:23) Yeah, great opportunity. I have very fond memories of Phillips 66. You know, that's where a lot of my growth and development has occurred. Had tremendous mentors while I was there at Phillips 66, a lot of excellent employees. And so I think the world of the Phillips 66 refining employees, and I would love the opportunity to become a part of Phillips 66 again in a board role and refocus the attention that should exist for Phillips 66 Refining. You know, I think the employees are feeling a bit like second-class citizens, like the focus has been turned elsewhere in the recent years, that they're not getting the support, the resource, the capital allocation that they should be getting to drive the performance that they know they're capable of and that they want to live up to. I've worked side by side with so many of them and they're still there and I still hear from them. And so the opportunity to restore the operating excellence of years gone by, I think, is something that I would just find tremendous satisfaction from and hopefully the employees would view it the same way, that they're looking for someone who will reprioritize refining the way it should be within Phillips 66.

Bri (13:37)
So to you, what does great look like for Phillips 66?

Brian (13:41) I think great looks like, you know, absolute safe performance, personal safe performance, process safety performance, incredible environmental stewardship, strong utilization across all units in each refinery, which means reliability across all units. It looks like turnarounds that are done well, planned well and executed well. And it looks like no distractions. mean, eliminate the distractions so refiners can focus on being the best refiners. Right now there's some lack of clarity and there's some muddled strategy and, and some lost focus. And so by restoring some clarity, the performance will follow for Phillips 66 refining.

Bri (14:25) And you've worked with Elliott from the beginning of this campaign. You've helped us diligence this opportunity. Can you share your views on Elliott's diligence of Philip 66?

 

Brian (14:35) Elliott has looked at all of the data. They've been very data driven, looking at costs, looking at their margin capture, looking at their leadership structure, looking at their governance and understanding the capability of the assets. It's been very impressive to watch the work that Elliott has done.

Bri (14:54) And I'd love to hear from you what excites you most about the opportunity to join the Board of Phillips 66.

Brian (15:00) I started at, well, it was Conoco, Conoco Phillips Phillips 66, but I started in 1983. And my first role, showed up at the division office and I was told that we're short of offices, but we can offer you a table in the copier room to start. And that's where I spent my first year was at a table in a copier room. But as I progressed through Phillips 66, I felt so blessed at what I was learning and how I was growing and how I was developing. And so now the opportunity to join the Board after starting as an associate analyst in 1983 really excites me because I would like to be a part of unlocking the tremendous value that exists at Phillips 66 and restoring the performance of that refining company to what it has been historically.

Bri (15:45) Brian, thank you so much for your time today and especially for your willingness to serve on the Board of Phillips.

Brian (15:50) It's been a pleasure to be here, Bri. Thank you so much.

SOCIAL MEDIA POST

Streamline 66
@streamline66

Brian Coffman, Elliott nominee for Phillips 66's (NYSE: PSX) Board and former CEO of Motiva Enterprises, doesn't buy the argument that Phillips' refining assets are "old and tired." Watch the #Streamline66 podcast now: bit.ly/s66-x-o28



STREAMLINE 66
PODCAST
BRIAN S. COFFMAN
Former CEO of Motiva Enterprises
Former SVP of Refining at Andeavor

MAILED MATERIALS TO STOCKHOLDERS















STREAMLINE 66

PHILLIPS 66: POOR ASSETS OR POOR LEADERSHIP?

PHILLIPS 66 POSSESSES HIGH-QUALITY ASSETS, BUT THESE ASSETS TODAY LACK FOCUSED LEADERSHIP CAPABLE OF MAXIMIZING THEIR VALUE, COSTING SHAREHOLDERS DEARLY

Phillips 66's leaders have been talking down the value of the Company's assets in an attempt to excuse their poor performance, claiming that Phillips 66 stock is already "fairly valued"[1] and that its segments don't deserve to trade at the higher valuation multiples earned by their peers.

Regrettably, management's dim view of their own Company's prospects and assets has caused many investors and Wall Street analysts to doubt their own views about the fundamental strength of Phillips 66.

These doubts are misplaced. As seasoned industry executive and independent Gold Card nominee Brian Coffman put it on a recent episode of the "Streamline 66" podcast:

> ***"I've heard it said that there's a belief that maybe the assets are old and tired. And I don't buy that argument. Phillips 66 refineries are every bit as good as [those of its peers], Valero and Marathon."***
>
> – **Brian Coffman**, Streamline 66 Podcast

Scan the QR code to listen to the full episode.

Unlike at Phillips 66, shareholder-focused boards and management teams at Valero and Marathon recognized the need for improvement, welcomed investor advice and responded with:

- **Decisive Leadership**
- **Effective Corporate Structure**
- **Clear, Credible Strategy**
- **Consistent Execution**

Today, these are exactly the qualities that Phillips 66 lacks – and what we are seeking to change by asking for your vote on the **Gold Card** today.

IT TAKES STRONG, ACTION-ORIENTED LEADERS TO REVERSE THE NARRATIVE

Elliott has a long history of working constructively with companies to help create value in the energy industry. Time and again, we have found that supposedly "poor assets" are rarely the real drivers of underperformance.

In fact, it is usually management's failures that have driven lagging operations – and in turn, management's excuses have driven investor pessimism about the underlying quality of the assets.

The good news is that Elliott has helped many companies change the narrative about their asset quality – unlocking substantial value for shareholders in the process. When Elliott first invested in **Marathon**, **Suncor** and **NRG Energy**[2], research analysts had similarly soured on the companies' strategies and assets:

	ANALYST VIEW BEFORE ELLIOTT ENGAGEMENT	ANALYST VIEW AFTER ELLIOTT ENGAGEMENT
MARATHON	*We use [a lower EBITDA multiple] for MPC given **its relatively less desirable refining asset footprint.*** – **Jefferies**, August 2016	***Rain or Shine, Buybacks through Cycle; Upgrade to Buy*** – **Jefferies**, March 2023 ***MPC is a top-tier refining operator** with commercial excellence...**MPC [is our] top refining pick even** after dramatic outperformance over roughly the past two years.* – **Raymond James**, January 2023
SUNCOR ENERGY	*[With] **SU's older asset base** and the current rising cost environment, it could be **difficult to lower absolute operating costs.*** – **J.P. Morgan**, April 2022	***SU continues to execute well under CEO Kruger, with strong operational results at nearly every Upstream and Downstream asset... Results have been impressive across the board** YTD '24, which we think is indicative of a series of smaller achievements around factors like turnaround benchmarking/efficiency and better use of physical integration, but also of **change in culture at the company more broadly.*** – **J.P. Morgan**, November 2024
nrg	*While our unchanged target price of $40 drives an attractive total return including dividends of ~19%, we remain In Line rated as we gain more comfort with the newly acquired business line and company's ability to execute on its pro forma financial plan.* – **Evercore**, June 2023	***During 2023 and 2024, NRG has been steadfast in executing against their operational and financial framework, which has yielded benefits** as the company exceeded its adj. EBITDA guidance mid-point in '23 and raised its '24 guidance. Now with its management team firmly in-place...**we believe the company's focus will be even more acutely focused on executing its strategic initiatives.*** – **Evercore**, January 2025

AS THESE COMPANIES SHOWED, WITH THE RIGHT LEADERSHIP AND STRATEGY, PHILLIPS 66 CAN CHANGE THE NARRATIVE – NO MATTER WHAT CURRENT MANAGEMENT WOULD HAVE YOU BELIEVE.

 **ORIGINAL VIEW BEFORE NARRATIVE SHIFT** →  **REVISED VIEW UNDER WEAK LEADERSHIP**

Phillips 66 was until recently seen as the industry leader, with high profit margins and advanced refining sophistication and processing capability.

Weak leadership, operational shortcomings, and an inefficient conglomerate structure have held Phillips 66 back — eroding Wall Street's confidence in the quality of its assets.

> *Further more, PSX's refinery assets are some of the best-in-class vs overall industry with a Nelson Complexity Index of 11.1*
>
> *– **UBS**, January 2021*

> *... [We] remain skeptical of the ability to generate EBITDA/gal as VLO or MPC, with lower quality assets...*
>
> *– **Piper Sandler**, February 2025*

 **RESTORED VIEW UNDER ELLIOTTS' GUIDANCE**

With refreshed leadership, a more efficient structure and a new strategic direction, Phillips 66 can regain its best-in-class reputation and performance.



Visit **Streamline66.com** for more information



Elliott nominee for Phillips 66 Board and industry veteran Brian Coffman put it best:

*"We see a lot of potential in Phillips 66. … So the message would be, be optimistic, be positive. I think what we're looking at is **restoring the operating excellence that Phillips 66 has been known for historically.**"*

AS FELLOW PHILLIPS 66 SHAREHOLDERS, WE NEED YOUR HELP TO MAKE THIS VISION A REALITY – PLEASE SIGN AND RETURN THE GOLD CARD TO PUT OPTIMISTIC OPERATORS LIKE BRIAN ON THE BOARD AND CREATE A STRONGER, MORE VALUABLE PHILLIPS 66 FOR ALL OF ITS INVESTORS.

[1] "In a somewhat surprising tactic, PSX management talked down the potential [sum-of-the-parts] upside (i.e., [stating that the Company is] fairly valued)..." – Piper Sandler, March 2025.

[2] Representative investments.

 

WEBSITE MATERIALS



ELLIOTT'S PLAN TO STREAMLINE PHILLIPS 66

ELLIOTT'S STREAMLINE 66 PODCAST

The latest in Elliott Investment Management's efforts to help streamline Phillips 66 and enhance shareholder value, featuring conversations with industry experts and Elliott's exceptional director candidates.

View Podcast →



S1: E2

BRIAN COFFMAN, FORMER CEO OF MOTIVA

ELLIOTT'S LETTER TO PHILLIPS 66 SHAREHOLDERS

Dear Fellow Phillips 66 Shareholder:

We are writing to you as fellow investors in Phillips 66 (NYSE: PSX) (the "Company"), an energy conglomerate that is falling well short of its potential and is in urgent need of a new direction.

We believe that with resolute and decisive action, Phillips 66 is primed to deliver far greater returns for its shareholders than it has over the past decade. The purpose of this letter is to seek your support for an upgraded Board of Directors that is committed to achieving the performance that shareholders demand and deserve. Your vote on the enclosed **Gold Card** will set in motion a clear plan to improve Phillips 66's operating performance, strengthen Board accountability and increase the value of your investment.

Read Full Letter Here →



ELLIOTT'S STREAMLINE 66 PRESENTATION

February 11, 2025

Download Presentation →

NOMINEES

Elliott has nominated four highly qualified candidates with best-in-class experience in refining and midstream operations, capital allocation and complex transactions. Elliott's director nominees are as follows.



Brian S. Coffman

Former CEO of **Motiva Enterprises**
Former SVP of Refining at **Andeavor**



Sigmund L. Cornelius

Former SVP and CFO of **ConocoPhillips**



Michael A. Heim

One of the founders and former
President and COO of **Targa Resources**



Stacy D. Nieuwoudt

Former Energy and Industrials Analyst
at **Citadel**

MATERIALS



Press Releases

ELLIOTT LAUNCHES "STREAMLINE 66" PODCAST FEATURING 1:1 CONVERSATIONS WITH ITS BEST-IN-CLASS DIRECTOR NOMINEES

April 8, 2025



Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS AND MAILS DEFINITIVE PROXY MATERIALS OUTLINING WHY BOARD CHANGE IS NEEDED AT PHILLIPS 66

April 3, 2025



Letters

ELLIOTT'S LETTER TO PHILLIPS 66 SHAREHOLDERS

March 24, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address

STREAMLINE 66

Media Contact

Investor Contacts



  

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.



PHILLIPS 66: POOR ASSETS OR POOR LEADERSHIP?

PHILLIPS 66 POSSESSES HIGH-QUALITY ASSETS, BUT THESE ASSETS TODAY LACK FOCUSED LEADERSHIP CAPABLE OF MAXIMIZING THEIR VALUE, COSTING SHAREHOLDERS DEARLY

Phillips 66's leaders have been talking down the value of the Company's assets in an attempt to excuse their poor performance, claiming that Phillips 66 stock is already "fairly valued"[1] and that its segments don't deserve to trade at the higher valuation multiples earned by their peers.

Regrettably, management's dim view of their own Company's prospects and assets has caused many investors and Wall Street analysts to doubt their own views about the fundamental strength of Phillips 66.

These doubts are misplaced. As seasoned industry executive and independent **Gold Card** nominee Brian Coffman put it on a recent episode of the "Streamline 66" podcast:

"I've heard it said that there's a belief that maybe the assets are old and tired. And I don't buy that argument. Phillips 66 refineries are every bit as good as [those of its peers], Valero and Marathon."

– Brian Coffman, Streamline 66 Podcast

Click Here to Listen to the Full Episode →

Unlike at Phillips 66, shareholder-focused boards and management teams at Valero and Marathon recognized the need for improvement, welcomed investor advice and responded with:

- **Decisive Leadership**
- **Effective Corporate Structure**
- **Clear, Credible Strategy**
- **Consistent Execution**

Today, these are exactly the qualities that Phillips 66 lacks – and what we are seeking to change by asking for your vote on the **Gold Card** today.

IT TAKES STRONG, ACTION-ORIENTED LEADERS TO REVERSE THE



NARRATIVE

Elliott has a long history of working constructively with companies to help create value in the energy industry. **Time and again, we have found that supposedly "poor assets" are rarely the real drivers of underperformance.**

In fact, it is usually management's failures that have driven lagging operations – and in turn, management's excuses have driven investor pessimism about the underlying quality of the assets.

The good news is that Elliott has helped many companies change the narrative about their asset quality – unlocking substantial value for shareholders in the process. When Elliott first invested in **Marathon**, **Suncor** and **NRG Energy**[2], research analysts had similarly soured on the companies' strategies and assets:

MARATHON

"We use [a lower EBITDA multiple] for MPC given **its relatively less desirable refining asset footprint.**

— Jefferies, August 2016

→

"**Rain or Shine, Buybacks through Cycle; Upgrade to Buy**

— Jefferies, March 2023

"**MPC is a top-tier refining operator** with commercial excellence…**MPC [is our] top refining pick** even after dramatic outperformance over roughly the past two years.

— Raymond James, January 2023

SUNCOR

"**[With] SU's older asset base** and the current rising cost environment, it could be **difficult to lower absolute operating costs.**

— J.P. Morgan, April 2022

→

"**SU continues to execute well under CEO Kruger, with strong operational results at nearly every Upstream and Downstream asset… Results have been impressive across the board** YTD '24, which we think is indicative of a series of smaller achievements around factors like turnaround benchmarking/efficiency and better use of physical integration, but also of **change in culture at the company more broadly.**

— J.P. Morgan, November 2024

NRG

"While our unchanged target price of $40 drives an attractive total return including dividends of ~19%, **we remain In Line rated as we gain more comfort with the newly acquired business line and company's ability to execute on its pro forma financial plan.**

— Evercore, June 2023

→

"**During 2023 and 2024, NRG has been steadfast in executing against their operational and financial framework, which has yielded benefits** as the company exceeded its adj. EBITDA guidance mid-point in '23 and raised its '24 guidance. Now with its management team firmly in-place…**we believe the company's focus will be even more acutely focused on executing its strategic initiatives.**

— Evercore, January 2025

[1] "In a somewhat surprising tactic, PSX management talked down the potential [sum-of-the-parts] upside (i.e., [stating that the Company is] fairly valued)…" – Piper Sandler, March 2025.





[1]Representative investments.

AS THESE COMPANIES SHOWED, WITH THE RIGHT LEADERSHIP AND STRATEGY, PHILLIPS 66 CAN CHANGE THE NARRATIVE – NO MATTER WHAT CURRENT MANAGEMENT WOULD HAVE YOU BELIEVE.

ORIGINAL VIEW BEFORE NARRATIVE SHIFT

Phillips 66 was until recently seen as the industry leader, with high profit margins and advantaged refining assets.

> **Furthermore, PSX's refinery assets are some of the best-in-class vs overall industry with a Nelson Complexity Index of 11.1**
>
> –UBS, January 2021

REVISED VIEW UNDER WEAK LEADERSHIP

Weak leadership, operational shortcomings, and an inefficient conglomerate structure have held Phillips 66 back – eroding Wall Street's confidence in the quality of its assets.

> **... [We] remain skeptical of the ability to generate equivalent EBITDA/gal as VLO or MPC, with lower quality assets...**
>
> –Piper Sandler, February 2025

RESTORED VIEW

With refreshed leadership, a more efficient structure and a new strategic direction, Phillips 66 can regain its best-in-class reputation and performance.

STREAMLINE 66

ELLIOTT'S VIEWS ON VALUE CREATION AT PHILLIPS 66

View Elliott's Streamline 66 Presentation →

Elliott nominee for Phillips 66 Board and industry veteran Brian Coffman put it best:











"**We see a lot of potential in Phillips 66**. ... So the message would be, **be optimistic, be positive**. I think what we're looking at is **restoring the operating excellence that Phillips 66 has been known for historically.**"

AS FELLOW PHILLIPS 66 SHAREHOLDERS, WE NEED YOUR HELP TO MAKE THIS VISION A REALITY – PLEASE SIGN AND RETURN THE GOLD CARD TO PUT OPTIMISTIC OPERATORS LIKE BRIAN ON THE BOARD AND CREATE A STRONGER, MORE VALUABLE PHILLIPS 66 FOR ALL OF ITS INVESTORS.

PHILLIPS
66

STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.



NOMINEES



BRIAN S. COFFMAN

Former CEO of Motiva Enterprises and former SVP of Refining at Andeavor

Brian Coffman is an independent advisor focused on the energy, chemical and related industries. He previously served as the President, Chief Executive Officer and Executive Director of the board of Motiva Enterprises, one of North America's largest petroleum refiners. The company is wholly-owned by Saudi Arabian Oil Group and has long-term brand licenses with Phillips 66. He also previously served as Senior Vice President of Refining at Andeavor, and spent more than three decades at ConocoPhillips, including serving as the President of ConocoPhillips Pipeline, and at Phillips 66 after it was spun off from ConocoPhillips. Coffman currently serves as a director of TPC Group and Idaho Asphalt Supply and on the Advisory Board of Imubit. His previous board roles include the American Fuel & Petroleum Manufacturers, the American Petroleum Institute and the Greater Houston Partnership. Coffman's extensive executive level operating experience in the refining industry would make him a valuable addition to the Phillips Board.

Streamline 66 Podcast | Brian Coffman, Former CEO of Motiva

Return to Nominees →



  

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information



PRESS RELEASES



Press Releases

ELLIOTT LAUNCHES "STREAMLINE 66" PODCAST FEATURING 1:1 CONVERSATIONS WITH ITS BEST-IN-CLASS DIRECTOR NOMINEES

April 8, 2025



Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS AND MAILS DEFINITIVE PROXY MATERIALS OUTLINING WHY BOARD CHANGE IS NEEDED AT PHILLIPS 66

April 3, 2025



Press Releases

ELLIOTT TAKES LEGAL ACTION TO PROTECT THE RIGHTS OF PHILLIPS 66 STOCKHOLDERS

March 25, 2025




Press Releases

ELLIOTT ANNOUNCES DIRECTOR CANDIDATES FOR THE BOARD OF PHILLIPS 66

March 4, 2025



Press Releases

ELLIOTT SENDS LETTER AND PRESENTATION TO THE BOARD OF PHILLIPS 66

February 11, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address   →



Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com



E / cFriedman@elliottmgmt.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.





BRIAN COFFMAN, FORMER CEO OF MOTIVA



Streamline 66 Podcast | EPI
Brian Coffman, former CEO of Motiva

00:00   1X   16:06

PRIVACY SHARE SUBSCRIBE

The latest in Elliott Investment Management's efforts to help streamline Phillips 66 and enhance shareholder value, featuring conversations with industry experts and Elliott's exceptional director candidates.



Brian Coffman, former CEO of Motiva

Watch on ▶ YouTube



EPISODE TRANSCRIPT

(00:01)

Bri Scholtz: Welcome to the Streamline 66 Podcast where we bring you the latest in Elliott Investment Management's effort to unlock value at Phillips 66. Joining me today is Brian Coffman, who brings over four decades of refining expertise. He was CEO of Motiva and held leadership roles at Tesoro, Phillips 66 and ConocoPhillips. Brian, thank you for joining me today.

(00:23)

Brian Coffman: Thank you, it's a pleasure to be with you, Bri.

(00:26)

Bri Scholtz: I'd like to get started on your background and upbringing. Can you take us through that?

(00:30)

Brian Coffman: Yeah, I was born and raised in Southern California. Spent my entire life there through high school anyway. I was raised by a dad who was a pipefitter and my mom worked for the school district as a cafeteria supervisor. What was instilled in me, and I remember very vividly is the values of hard work and independence, and to this day I still value those tremendously in my life. I met my wife, actually, when I was in high school and we married shortly after she graduated. So we've been married for 47 years. We have four children and a bunch of grandchildren. They're scattered throughout the U.S., so we enjoy visiting children and grandchildren when we get the time to do that.

(01:07)

Bri Scholtz: Before your career in energy, you were in the military. Can you talk about how this informed your leadership style?

(01:14)

Brian Coffman: Yeah, I joined the military right after high school. Actually, I was still 17. Didn't know what I was going to do with my life. So when I graduated, my dad encouraged me to join the military. Best move I could have made because they quickly teach you how to focus, how to become disciplined, and how to become a team. And I needed all that tremendously after I graduated from high school. And to this day, those are lessons that I learned and I still practice at this point in my life.

(01:41)

Bri Scholtz: What drew you to the energy industry?

(01:44)

Brian Coffman: Well, you know, Conoco was recruiting at the school I graduated from, Utah State University with an MBA. And I was very intrigued by the energy industry because I knew how vital the industry was. It enables all other industries from housing to transportation to medicine to technology to national security. So it has been a true pleasure to be a part of an industry that's been so vital to this country and so vital in creating the comfort, convenience, and security that we enjoy as Americans.

(02:16)

Bri Scholtz: Can you talk about your early roles at Conoco, some of your responsibilities?

(02:20)

Brian Coffman: When I was hired at Conoco in 1983, I was hired into the management development program, a formal program designed to develop general managers to move throughout the company. It was a rigorous formal program. And in fact, the washout rate was about 50% of each class. After I graduated from that program successfully, I was suddenly an assistant terminal manager at a large truck terminal in Orange, Texas. And then I moved into the pipeline and terminal side of the business. So my early career involved supervision, focus on safety, reliability, and cost containment. And I actually performed reasonably well.

So they asked me to move into refining at Lake Charles, where I became an area manager at the Lake Charles refinery, which was a very unusual move, actually for a guy with a degree in finance and an MBA, but I had done quite well in operations. So suddenly I was in the refining arena with a bunch of chemical engineers and mechanical engineers, ran an area that was the tank farm and marine docks and inbound outbound pipelines, did that for three years. And then I was asked to move over into process units. So I ran crude units, reformers, hydro treaters for three years at Lake Charles.

And it was after that that I moved to Venezuela to be the general manager of the Petro Zawada Upgrader down there. Petro Zawada was a joint venture between Conoco and PDVSA at the time. Served down there for three years and then I moved into the Trainer Refinery and from there that's where my career in refining really took off. In fact, the last half of my, the last 17, 18 years of my career in Conoco were in refining, running refining.

(03:59)

Bri Scholtz: And you ran the Phillips, Bayway, and Humber refineries. Can you take us through those roles and what were your responsibilities there?

(04:07)

Brian Coffman: That is correct. After I left Venezuela, I went to the Trainer Refinery, which Phillips 66 doesn't own anymore, and worked on improving safety and reliability there. And they had a cost issue as well that we worked on tremendously. From there, I was asked to go to the Bayway Refinery, a very large refinery on the East Coast in Linden, New Jersey, right there on New York Harbor. So it's a tough refinery from a competitive standpoint. I had PnL responsibility while I was there, 750 employees who worked for me. And then from that role, after several years there, I was asked to move to England and become the general manager of the Humber Refinery, which is again, PnL responsibility and another 750 employees. But the real responsibility at Bayway and at Humber was driving safety, driving reliability, because both of those are what lead to profitability and refining.

(05:00)

Bri Scholtz: And then after Phillips 66, you moved to Tesoro and then later to Motiva. Can you talk about how that added to your refining expertise?

(05:08)

Brian Coffman: It was a tremendous opportunity after serving at Humber to be asked to move to Tesoro, a refiner, a marketer and midstream company in the Western U.S.. I was asked to be the Senior Vice President of Refining. Had a system of 10 refineries to run, optimize across those 10 refineries as opposed to just running one refinery. So it was a big step up, a big challenge, but one that I was excited to take on. One of the things about Tesoro, the refineries, is they were all formerly owned by other companies. So it was a hodgepodge of legacy refineries. And my remit was to focus on improving the safety, the reliability and reducing the cost, making them more cost competitive. And we made a lot of progress in that arena. One of the things that we also did was work on standardizing the processes and creating our own standards and executing well on them. And they were all based on what good looks like in the industry, and we made a lot of real good progress in that arena.

I worked closely with commercial when I was at Tesoro, so that was a real opportunity to get a big exposure to a big commercial operation in Tesoro. And it was from there that I then moved on to Motiva and became the president and CEO of Motiva. And Motiva had just become a wholly owned company, independent company owned by Saudi Aramco. And one of the things about Motiva was a matter of building a business because while it was a joint venture, the company was run with service level agreements via Shell. So Shell in many ways ran a lot of the functions at Motiva, including supply and trading. The focus there as well was to drive improvement in reliability, drive improvement in safety, and drive improvement in profitability. And we were successful.

(06:57)

Bri Scholtz: I'd like to dive into what you think matters most in running a high performing refining business.

(07:04)

Brian Coffman: Yeah, It's consistent from refinery to refinery and the focus has to be on safety and reliability. Day in, day out, you can't ever take your eye off the ball on personal safety, process safety, mechanical integrity and reliability. And following that, you've got to be focused on cost. You have to be cost competitive, so you've got to have real discipline in your costs in a refinery. The biggest expense in a refinery or biggest expenses in refinery are labor and maintenance. And so your maintenance process has to be based on what good looks like and you have to execute with precision on your maintenance.

You also have to be focused on turnarounds and doing turnarounds well, planning well, executing well. Same thing with capital projects, because those are two areas where it's easy to go over budget and over schedule, which can impact your margin capture and your operation reliability of your refineries.

The other thing that's vital in refining is that commercial and refining need to fit hand in glove. There needs to be real tight connection between the commercial organization and the refining organization, because it's so important that the right barrels are procured for a refinery at the best price, and that the the refinery is producing the right products at the right time, and they're placed in the highest value outlets. And to do all that, it takes very tight discipline between refining and commercial. The collaboration has to be very high in that regard. That's how you achieve best in class performance. And it seems to me that that's something that Phillips 66 seems to have taken their eye off the ball on.

(08:34)

Bri Scholtz: Is there reason why Phillips's refining assets don't stack up well against its peers?

(08:39)

Brian Coffman: Excellent question. And the answer is I can't think of any. I know when I was there, Phillips 66 stacked up very well. The assets haven't changed. The assets haven't degraded. I've heard it said that there's a belief that maybe the assets are old and tired. And I don't buy that argument. You know, as long as the refinery is well maintained and well invested in from a sustaining capital standpoint, the refineries should continue to perform. And the Phillips 66 refineries are every bit as good as the Valero, Marathon refineries. I think that the logistics, product placement capabilities of these refineries, the high margin product capabilities of some of these refineries is outstanding. And there's no reason why these refineries, why this refining system, these assets can't match up with the competitors, Valero and Marathon.

(09:26)

Bri Scholtz: Let's talk about the people. So the employees during your time working at these refineries and overseeing them, what was the culture like?

(09:34)

Brian Coffman: There was a lot of pride at Phillips 66. The employees knew that they had strong assets, strong refineries. They had a lot of support from leadership. had very high expectations while I was there and even higher accountability for those who were working in refining at the time. The culture was one of operating discipline around achieving safe, reliable operations day in and day out. We never lost focus on that. There was also a lot of focus on costs. I mean, we were one of the best in terms of our cost per barrel because there was intense focus on ensuring that we were optimizing our costs and spending the money where it needed to be, but never overspending. The same thing went for capital. We were focused on capital and turnarounds and doing them very well. And we were held accountable if we didn't. So it was a strong culture of accountability based on high expectations. So we were pretty darn reliable. pretty darn safe and all the employees there were very proud to be a part of that.

(10:35)

Bri Scholtz: And if you had a message for our listeners that are employees of Phillips 66, what would that be?

(10:40)

Brian Coffman: Well, I think the message is simple, that we see a lot of potential in the Phillips 66 refining company. I mean, there's just tremendous capability there. And so the message would be, be optimistic, be positive. I think what we're looking at is restoring the operating excellence that Phillips 66 has been known for historically. Those assets, those refineries have historically run very, very well.

And so the message would be, would like to see that sort of performance be restored at Phillips 66 so that people talk about Phillips 66 as a top performer in refining versus Valero or Marathon.

(11:22)

Bri Scholtz: If you were on the Board of Phillips and you were tasked with improving the operations of these refining assets, what plan would you put in place?

(11:28)

Brian Coffman: Well, I think that plan would begin with meeting with refining leadership and understanding where the gaps are. I would also want to meet with each general manager individually and discuss with them the performance of their individual refinery. And before any of these meetings, I would of course request a lot of information, a lot of data, the Solomon studies going back several years. I would immerse myself into that data and then I would request these meetings with the general managers. But I would also want to ask for meetings with the ops manager and the maintenance manager and the tech manager at each refinery because that's where a lot of information is as to what's going on within those refineries. You know, there's another thing I would do is to ask to meet with commercial to understand what's going on with product placement and with crude acquisition, a huge part of the profitability of refining.

(12:20)

Bri Scholtz: What do you think about returning to Phillips 66 in a board role?











(12:23)

Brian Coffman: Yeah, great opportunity. I have very fond memories of Phillips 66. You know, that's where a lot of my growth and development has occurred. Had tremendous mentors while I was there at Phillips 66, a lot of excellent employees. And so I think the world of the Phillips 66 refining employees, and I would love the opportunity to become a part of Phillips 66 again in a board role and refocus the attention that should exist for Phillips 66 Refining. You know, I think the employees are feeling a bit like second-class citizens, like the focus has been turned elsewhere in the recent years, that they're not getting the support, the resource, the capital allocation that they should be getting to drive the performance that they know they're capable of and that they want to live up to. I've worked side by side with so many of them and they're still there and I still hear from them. And so the opportunity to restore the operating excellence of years gone by, I think, is something that I would just find tremendous satisfaction from and hopefully the employees would view it the same way, that they're looking for someone who will reprioritize refining the way it should be within Phillips 66.

(13:37)

Bri Scholtz: So to you, what does great look like for Phillips 66?

(13:41)

Brian Coffman: I think great looks like, you know, absolute safe performance, personal safe performance, process safety performance, incredible environmental stewardship, strong utilization across all units in each refinery, which means reliability across all units. It looks like turnarounds that are done well, planned well and executed well. And it looks like no distractions. mean, eliminate the distractions so refiners can focus on being the best refiners. Right now there's some lack of clarity and there's some muddled strategy and, and some lost focus. And so by restoring some clarity, the performance will follow for Phillips 66 refining.

(14:25)

Bri Scholtz: And you've worked with Elliott from the beginning of this campaign. You've helped us diligence this opportunity. Can you share your views on Elliott's diligence of Philip 66?

(14:35)

Brian Coffman: Elliott has looked at all of the data. They've been very data driven, looking at costs, looking at their margin capture, looking at their leadership structure, looking at their governance and understanding the capability of the assets. It's been very impressive to watch the work that Elliott has done.

(14:54)

Bri Scholz: And I'd love to hear from you what excites you most about the opportunity to join the Board of Phillips 66.

(15:00)

Brian Coffman: I started at, well, it was Conoco, Conoco Phillips Phillips 66, but I started in 1983. And my first role, showed up at the division office and I was told that we're short of offices, but we can offer you a table in the copier room to start. And that's where I spent my first year was at a table in a copier room. But as I progressed through Phillips 66, I felt so blessed at what I was learning and how I was growing and how I was developing. And so now the opportunity to join the Board after starting as an associate analyst in 1983 really excites me because I would like to be a part of unlocking the tremendous value that exists at Phillips 66 and restoring the performance of that refining company to what it has been historically.

(15:45)

Bri Scholtz: Brian, thank you so much for your time today and especially for your willingness to serve on the Board of Phillips.

(15:50)

Brian Coffman: It's been a pleasure to be here, Bri. Thank you so much.

SUBSCRIBE TO RECEIVE UPDATES

Email Address →

STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.





WELCOME TO THE STREAMLINE 66 PODCAST

Streamline 66 Podcast | TRAILER

Welcome to the Streamline 66 Podcast

00:00   00:56

1X   PRIVACY   SHARE   SUBSCRIBE

The latest in Elliott Investment Management's efforts to help streamline Phillips 66 and enhance shareholder value, featuring conversations with industry experts and Elliott's exceptional director candidates.



Welcome to the Streamline 66 Podcast

Watch on YouTube



EPISODE TRANSCRIPT

Bri Scholtz: Hi, and welcome to the Streamline 66 Podcast. I'm Bri Scholtz from Elliott Investment Management. In recent months, we at Elliott have launched a campaign to help the oil and gas company, Phillips 66, get back to what it once was: a world-class operator with a strong culture, disciplined strategy, and a focus on performance and value. But right now, too much potential is being left on the table, and we're here to unlock the value that we see exists at Phillips 66.

In this podcast, we'll dive into the issues, the opportunity, and the path forward. If you care about Phillips 66 or what it takes to turn a good company into a great one, subscribe to this feed to learn more. See you soon.

SUBSCRIBE TO RECEIVE UPDATES

Email Address   →











STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.















STREAMLINE 66

Home | Nominees | Podcast | Letters | Presentations | Press Releases | Filings | About Elliott | Contact

PODCAST

STREAMLINE 66
PODCAST
S1: E1
WELCOME TO THE
STREAMLINE 66 PODCAST

S1: E2
BRIAN COFFMAN, FORMER
CEO OF MOTIVA

SUBSCRIBE TO RECEIVE UPDATES

Email Address →

STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the

"Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

